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TRANSACTION AGREEMENT
     THIS TRANSACTION AGREEMENT (the “Agreement”) is entered into as of this 5th day of November, 2007, by and between Active Subsea ASA, a Norwegian public limited liability company registered on the Norwegian Securities Dealers Association’s information system for unlisted shares (the “NOTC list”) with its principal place of business at Tollbugata 6, N-6002 Ålesund, Norway (“Active Subsea”), and Trico Marine Services, Inc., a Delaware corporation with its principal place of business at 3200 Southwest Freeway, Suite 2950, Houston, Texas 77027, USA (“Trico”).
RECITALS
     WHEREAS, Trico intends to make a recommended tender offer for all of the outstanding shares of common stock of Active Subsea, as described in more detail below; and
     WHEREAS, as an incentive for Trico to prepare and commence the tender offer and in consideration of the time and expenses both parties will undertake with respect to the tender offer, the parties wish to set forth certain understandings and arrangements;
     NOW, THEREFORE, in consideration of the agreements and obligations set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, each party, for the benefit of the other party hereby agrees as follows:
1. THE TRANSACTION
     1.1 Commencement and Terms of the Offer.
          (a) As soon as practicable following the execution of this Agreement, and subject to the other conditions in this Section 1.1, Trico shall commence an offer (the “Offer”) for Active Subsea shareholders to tender (x) all of the shares of common stock of Active Subsea currently outstanding, together with all shares of common stock to be issued upon the exercise of outstanding vested (on or before the closing of the Offer) warrants and options to purchase shares of common stock of Active Subsea (collectively, the “Shares”) in exchange for cash consideration of 22.50 Norwegian Kroner (“NOK”) per Share (the “Offer Consideration”), and (y) all of the unexercised warrants to purchase shares of common stock of Active Subsea (collectively, the “Warrants”) in exchange for cash consideration of the Offer Consideration less the exercise price of each Warrant.
          (b) Prior to the announcement or commencement of the Offer, Trico will have received irrevocable advance acceptance agreements, in the form attached as Annex A (which form specifies that such acceptance is conditioned, among other items, upon Trico making the Offer and offering the Offer Consideration), executed by the following:
•	Essbe AS (on behalf of itself and Sverre Barstad),

•	Albert Gjørtz,

•	Geir Tore Hjelle,

•	Kåre Jostein Larsen,

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•	Ojada AS (on behalf of itself and Bente Loe),

•	Pumpøs AS, Planeten AS and Stiftelsen Aker of Ullevoll Diabetes Forening (in each case on behalf of itself and Erik Schultz),

•	Skipsaksjeselskapet Sunnmøre Rederi AS (on behalf of itself and all other affiliates of J. Hagenæs Shipping AS (“Hagenæs”)),

•	Anne Stenseth, and

•	Welsvik Offshore AS (on behalf of itself and Robert Welsvik).
          (c) Prior to the commencement of the Offer, Trico will have obtained a letter from Maritima De Ecologia confirming that its bareboat charter agreement with Active Subsea will remain in full force and effect after Trico’s acquisition of Active Subsea.
          (d) Prior to the announcement or commencement of the Offer, (i) Trico will have entered into a consulting arrangement with Kåre Jostein Larsen (or his affiliate) on mutually agreeable terms and (ii) Active Subsea shall obtain the agreement of Hagenæs to the agreement attached hereto as Annex D.
     1.2 Announcement of the Offer. Following the execution of this Agreement and the satisfaction of the provisions of Sections 1(b) and 1(d) above, Active Subsea and Trico shall issue a joint press release in the form attached hereto as Annex B (the “Press Release”) announcing the Offer.
     1.3 Announcement of the Extraordinary General Meeting of Shareholders. Following the execution of this Agreement, and together with the issuance of the Press Release, Active Subsea shall call an extraordinary general meeting of its shareholders to consider resolutions approving the amendment of the Warrants so that they shall vest upon a change of control of Active Subsea (which the Offer will constitute, upon closing), and so that they shall be assignable.
     1.4 Preparation of Offer Document. Trico shall prepare an offer to purchase relating to the Offer (the “Offer Document”) for delivery to the holders of the Shares. The Offer will be made according to the terms set forth in Section 1 of Annex C. Active Subsea agrees to provide Trico in a timely manner with all information relating to Active Subsea and its affiliates reasonably required by Trico for inclusion in the Offer Document. Active Subsea and its counsel shall be given a reasonable opportunity to review and comment thereon.
2. BOARD RECOMMENDATION
     2.1 Active Subsea Board Recommendation.
          (a) The Press Announcement shall include a statement that Active Subsea’s board of directors unanimously recommends that Active Subsea’s shareholders tender their Shares in exchange for the Offer Consideration on the terms of the Offer (the “Active Subsea Board Recommendation”), and the Active Subsea Board Recommendation shall not be withdrawn by the Active Subsea board of directors except as permitted by Section 2.1(b) below.

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          (b) Notwithstanding anything to the contrary contained in Section 2.1(a), at any time prior to the public announcement of the satisfaction of all conditions to the Offer, the Active Subsea Board Recommendation may be withdrawn by the Active Subsea board of directors (the “Active Subsea Change in Recommendation”) only under the following circumstances: (i) an Alternative Acquisition Proposal (as defined in Section 2.1(c) below) is made to Active Subsea and is not withdrawn; (ii) Active Subsea promptly provides Trico with written notice of the Alternative Acquisition Proposal setting forth the identity of the offeror and the material terms of the offer and further provides at least five (5) business days prior written notice of any meeting of Active Subsea’s board of directors to consider and determine whether such Alternative Acquisition Proposal is a Superior Proposal; (iii) Trico does not amend the terms of the Offer to match (or exceed) the terms of the Alternative Acquisition Proposal; (iv) Active Subsea’s board of directors determines that such Alternative Acquisition Proposal constitutes a Superior Proposal (it being understood that such determination would not be made if Trico amends the terms of the Offer to match or exceed the terms of the Alternative Acquisition Proposal); (v) Active Subsea’s board of directors determines in good faith, after consultation with Active Subsea’s outside legal counsel, that, in light of such Superior Proposal, the withdrawal of the Active Subsea Board Recommendation is required to comply with the board’s fiduciary obligations to its shareholders under applicable law; and (vi) neither Active Subsea nor any of its representatives shall have violated in any material respect any of the restrictions set forth in Section 11 below.
          (c) For purposes of this Agreement: (i) “Alternative Acquisition Proposal” shall mean any offer, proposal, inquiry or indication of interest (other than an offer, proposal, inquiry or indication of interest by Trico under this Agreement) contemplating or otherwise relating to any Acquisition Transaction; (ii) “Superior Proposal” shall mean an unsolicited, bona fide written offer by a third party (fully authorized by its board or other governing body, as appropriate) to Active Subsea’s board of directors or to all of Active Subsea’s shareholders to purchase all of the outstanding common stock of Active Subsea on terms that the board of directors of Active Subsea determines, in good faith by a majority vote, after consultation with its financial advisor and outside legal counsel and taking into account all the terms and conditions of the Alternative Acquisition Proposal, are more favorable to all of Active Subsea’s shareholders, from a financial point of view, than the transactions contemplated by the Offer (including the terms, if any, proposed by Trico to amend or modify the Offer); and (iii) “Acquisition Transaction” shall mean: any transaction or series of transactions involving (A) any merger, consolidation, share exchange, business combination, issuance of securities, acquisition of securities, tender offer, exchange offer or other similar transaction (1) in which Active Subsea or any of its affiliates is a constituent corporation, (2) in which a person or “group” (as defined in the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder) of persons directly or indirectly acquires beneficial or record ownership of securities representing more than 50% of the outstanding securities of any class of voting securities of Active Subsea or any of its subsidiaries, or (3) in which Active Subsea or any of its affiliates issues or sells securities representing more than 50% of the outstanding securities of any class of voting securities of Active Subsea or any of its affiliates as of the date of this Agreement; or (B) any sale (other than in the ordinary course of business), lease (other than in the ordinary course of business), exchange, transfer (other than in the ordinary course of business), license (other than nonexclusive licenses in the ordinary course of business), acquisition or disposition of any business or businesses or assets that constitute or account for

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20% or more of the consolidated net revenues, net income or assets of Active Subsea, or any of its businesses or subsidiaries.
3. CONDITIONS TO AND COMPLETION OF THE OFFER
     The completion of the Offer shall be conditional upon the satisfaction of the conditions set forth in Section 2 of Annex C hereto (collectively, the “Offer Conditions”), any of which can be unilaterally waived by Trico, except as set forth in Annex C.
4. TERMINATION
     4.1 Termination. This Agreement may be terminated (i) by Trico on written notice to Active Subsea if the Offer is terminated or withdrawn by Trico on the basis that any of the Offer Conditions have not been fulfilled, (ii) by mutual written consent of both parties, (iii) by Trico on written notice to Active Subsea if there is an Active Subsea Change in Recommendation, (iv) by Trico on written notice to Active Subsea, upon a material breach of any covenant under this Agreement by Active Subsea if such breach is not cured within seven days of delivery of written notice of such breach by Trico to Active Subsea, (v) by Trico on written notice to Active Subsea, upon a material breach of any representation or warranty under this Agreement by Active Subsea if such breach is not cured within seven days of delivery of written notice of such breach by Trico to Active Subsea, (vi) by Trico on written notice to Active Subsea if there has been a Material Adverse Effect (as defined herein), (vii) by Active Subsea on written notice to Trico upon an Active Subsea Change in Recommendation, (viii) by Active Subsea on written notice to Trico, upon a material breach of any covenant under this Agreement by Trico, if such breach is not cured within seven days of delivery of written notice of such breach by Active Subsea to Trico, and (ix) by either party if the public announcement of the satisfaction of all conditions to the Offer has not been made by the Termination Date, as such term is defined in the Offer Document (the “Termination Date”), provided however, that the right to terminate under this Section 4.1(ix) shall not be available to any party whose material failure to fulfill any obligation hereunder has been the principal cause of, or resulted in, the failure to satisfy the conditions of the Offer by the Termination Date. For purposes of this Agreement, “Material Adverse Effect” shall mean any event, change, occurrence or effect which, individually or together with any other event, change, occurrence or effect, has, or reasonably could have, a material adverse effect upon (i) the condition (financial or otherwise), business, assets, liabilities, results of operations or prospects of Active Subsea and its subsidiaries, taken as a whole, or (ii) the ability of Active Subsea to perform its obligations under this Agreement or to consummate the Offer or the other transactions contemplated by this Agreement, provided that “Material Adverse Effect” shall not be deemed to include an event, change, occurrence or effect to the extent it relates to (A) the announcement of the Offer and the other transactions contemplated by this Agreement; (B) the execution of, compliance with the terms of, or the taking of any action required by this Agreement, or the consummation of the Offer and the other transactions contemplated by this Agreement; or (C) any change in accounting requirements or principles or any change of laws of general applicability or the interpretation thereof.
     4.2 Effect of Termination. In the event of the termination of this Agreement under Section 4.1 above, this Agreement shall be of no further force or effect; provided, however, that (i) this Section 4.2 (Effect of Termination), Section 4.3 (Termination Fee), Section 5 (Expenses)

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and Section 12 (Governing Law) shall survive the termination of this Agreement and shall remain in full force and effect, and (ii) the termination of this Agreement shall not relieve any party from any liability for any willful breach of any warranty, covenant or other provision contained in this Agreement. Trico may withdraw the Offer upon the termination by Trico of this Agreement in accordance with Section 4.1.
     4.3 Termination Fee.
          (a) If after the date hereof an Alternative Acquisition Proposal with respect to Active Subsea is received and not withdrawn prior to the Termination Date and, prior to 225 days following the Termination Date, an Acquisition Transaction with respect to Active Subsea is consummated or a definitive agreement for an Acquisition Transaction with respect to Active Subsea is entered into and subsequently consummated, Active Subsea shall pay to Trico a termination fee of Five Million United States Dollars (US$5,000,000.00) in cash (the “Termination Fee”).
          (b) If there has been an Active Subsea Change in Recommendation, Active Subsea shall pay to Trico the Termination Fee.
          (c) If Active Subsea materially breaches the Transaction Agreement, Active Subsea shall pay to Trico the Termination Fee.
          (d) In no event shall Active Subsea be required to pay the Termination Fee other than as a result of the matters set forth in Sections 4.3(a), (b) or (c), and in no event shall Active Subsea be required to pay the Termination Fee more than once. Any payment of the Termination Fee pursuant to this Section 4 shall be made by wire transfer of immediately available funds, one business day after, as applicable, the consummation of an Acquisition Transaction (in the case of a payment pursuant to Section 4.3(a)), the occurrence of an Active Subsea Change in Recommendation (in the case of a payment pursuant to Section 4.3(b)), or the delivery of notice from Trico that Active Subsea has materially breached the Transaction Agreement (in the case of a payment pursuant to Section 4.3(c)). Payment of the Termination Fee shall constitute the sole and exclusive remedy of Trico in connection with a termination of this Agreement as a result of the matters set forth in Sections 4.3(a), (b) and (c) and Active Subsea shall not be responsible for any fees or expenses incurred by Trico.
5. EXPENSES
     Except as provided below and with respect to any Termination Fee payable under Section 4.3, all fees and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such expenses, whether or not the Offer is consummated.
6. REGULATORY APPROVALS
     Each of Trico and Active Subsea shall fully cooperate to promptly, but in no event later than ten (10) days after the date the Press Announcement is made, make all filings as required under any applicable antitrust, competition or trade regulatory laws, including specifically any national competition authorities which may have jurisdiction over the parties or the transactions

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contemplated by this Agreement. Each of Trico and Active Subsea agree to cooperate and use their respective commercially reasonable best efforts to obtain any governmental clearances or approvals required for consummation of the Offer, including, without limitation, pursuant to any federal, state or other national competition law, regulation or decree designed to prohibit, restrict or regulate actions for the purpose or effect of monopolization or restraint of trade. Notwithstanding the foregoing, no party shall be obligated to dispose of any business or restrict the manner in which it conducts its business in order to obtain any approval, and no party shall, without the consent of the other party (which consent shall be at the sole discretion of the non-requesting party), agree to dispose of any business or to any restriction on the manner of which it conducts its business.
7. ACCESS TO INFORMATION
     Active Subsea shall, and shall cause its affiliates to, afford Trico and its representatives and advisers access, at all reasonable times after the announcement of the Offer until the Offer is closed (the “Interim Period”), to its properties, books, contracts and records as well as to its management personnel, employees, contractors, agents, advisers, bankers and consultants, and, during such period, Active Subsea shall, and shall cause its affiliates to, furnish promptly to Trico all information concerning its business, properties and personnel as Trico and its representatives and advisers may reasonably request.
8. ADDITIONAL COVENANTS
     8.1 During the Interim Period, without Trico’s participation and prior written consent, Active Subsea shall, and shall cause its affiliates to, not take any measures which are reasonably likely to have a material adverse effect on the satisfaction of the conditions to the Offer or its implementation, including any of the following:
          (a) enter into, or amend, any material contracts;
          (b) incur any additional debt or other material liabilities, contingent or otherwise;
          (c) amend or otherwise make any changes to any of the Vessel Construction Agreements, including but not limited to any change orders under such agreements, or waive any of its rights thereunder, and in connection therewith Trico shall be given the opportunity to review with Vik Sandvik all proposed modifications and/or modification alternatives regarding the Vessels that are proposed to or by Active Subsea during the Interim Period, such review including, but not limited to, 3D models, stability calculations, safety margins, potential impact on vessel performance, modification cost and potential impact on vessel delivery schedules;
          (d) amend or otherwise make any changes to any of the Vessel Charter Agreements, or waive any of its rights thereunder;
          (e) declare or pay any dividends on or make any other distribution (whether in cash, stock or property) in respect of Active Subsea’s or any of its subsidiaries’ capital stock;
          (f) dispose of any material assets;

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          (g) increase or agree to increase the compensation payable or to become payable to its officers or employees;
          (h) grant or agree to grant any severance or termination pay;
          (i) issue any equity interests or securities convertible into or exchangeable for equity interests, other than not more than 10,400,000 shares of common stock to be issued upon the exercise of warrants and options outstanding on the date hereof;
          (j) list any of its equity interests on any stock exchange, including the Oslo Axess; or
          (k) operate in a manner other than in the ordinary course of its business.
     8.2 During the Interim Period, Active Subsea shall permit one or more Trico representatives to accompany management of Active Subsea in, and to be included in, the performance of their duties with respect to Active Subsea and its affiliates.
9. REPRESENTATIONS AND WARRANTIES
     Active Subsea represents and warrants to Trico as follows:
     9.1 Active Subsea has been duly organized and is validly existing as a public limited company under the laws of the Kingdom of Norway and has corporate power and authority to own, lease and operate its properties and to conduct its business as described in the Offer Documents and to enter into and perform its obligations under this Agreement.
     9.2 The only subsidiary of Active Subsea is Active Subsea AS.
     9.3 The 58,900,000 Shares (including 48,500,000 outstanding shares of common stock of Active Subsea, and 10,400,000 shares of common stock of Active Subsea issuable upon the exercise of outstanding options and warrants for the purchase of common stock of Active Subsea) are all of the outstanding equity interests of Active Subsea, including upon the conversion or exchange of all outstanding convertible or exchangeable securities of Active Subsea. The Shares have been, or when issued upon the exercise of warrants or options, will be, duly authorized, validly issued, fully paid, non-assessable and properly registered under the applicable laws of the Kingdom of Norway. None of the outstanding Shares was, or when issued upon the exercise of warrants or options, will be, issued in violation of the preemptive or other similar rights of any security holder of Active Subsea.
     9.4 This Agreement has been duly authorized, executed and delivered by Active Subsea. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated herein, and the compliance by Active Subsea with its obligations hereunder, (A) have been duly authorized by all necessary corporate action and (B) do not and will not, whether with or without the giving of notice or passage of time or both, conflict with or constitute a breach of, or default under, or result in the creation or imposition of any lien, charge or encumbrance upon any property or assets of Active Subsea or any of its subsidiaries, nor will such action result in (i) any violation of the provisions of the charter or by-laws of Active Subsea

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or any subsidiary or (ii) a violation or any applicable law, statute, rule, regulation, judgment, order, writ or decree of any government, government instrumentality or court, domestic or foreign, having jurisdiction over Active Subsea or any subsidiary or any of their assets, properties or operations.
     9.5 Neither Active Subsea nor its subsidiaries currently has any operations or employees. Neither Active Subsea nor its subsidiaries is a party to any management or similar agreements, other than those listed on Annex E. All of the material contracts to which Active Subsea or its subsidiaries are a party, or which otherwise were entered into on behalf of Active Subsea or its subsidiaries, are listed on Annex E. Each of the material contracts listed on Annex E is in full force and effect, enforceable against the parties thereto in accordance with its terms, and neither Active Subsea nor, to Active Subsea’s knowledge, any of the other parties thereto is in default or inchoate default thereunder.
     9.6 The financial statements of Active Subsea delivered to Trico, together with the related schedules and notes, present fairly in all material respects the financial position of Active Subsea and its consolidated subsidiaries at the dates indicated and the statement of operations, stockholders’ equity and cash flows of Active Subsea and its consolidated subsidiaries for the periods specified, and have been prepared in conformity with international financial reporting standards applied on a consistent basis throughout the periods involved, except as otherwise stated therein.
     9.7 The vessel construction agreements between J. Hagenæs Shipping AS and Tebma Shipyards Limited (the “Vessel Construction Agreements”) relating to the construction of eight vessels (the “Vessels”) for Active Subsea are not in default or inchoate default (including upon closing of the Offer). The terms of such Vessel Construction Agreements (including without limitation the pricing terms, the construction schedules set forth therein, guarantee provisions, and penalties for delay) have been fully and accurately disclosed to Trico. Active Subsea has made and is current on all payments that are or have become due under the Vessel Construction Agreements. The construction of each Vessel is on schedule, as contemplated by the Vessel Construction Agreements (or, if not, any known delays as reported from the construction shipyard have been fully disclosed), and no other material events relating to the construction of the Vessels have occurred. The Vessel Construction Agreements are listed on Annex E. Trico has been given the opportunity to review with Vik Sandvik all proposed modifications and/or modification alternatives regarding the Vessels that have been proposed to or by Active Subsea on or prior to the date hereof, such review including, but not limited to, 3D models, stability calculations, safety margins, potential impact on vessel performance, modification cost and potential impact on vessel delivery schedules.
     9.8 The charter agreements entered into by or on behalf of Active Subsea and relating to the Vessels (the “Vessel Charter Agreements”) are not in default or inchoate default (including upon closing of the Offer). The terms of such Vessel Charter Agreements (including without limitation the pricing terms, and the charter schedules) have been fully and accurately disclosed to Trico. No other material events relating to the chartering of any Vessel have occurred. The Vessel Charter Agreements are listed on Annex E.

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     9.9 Neither Active Subsea nor any of its subsidiaries is in breach, violation or default of (i) any provision of its charter or bylaws, (ii) the terms of any indenture, contract, lease, mortgage, deed of trust, note agreement, loan agreement or other agreement, obligation, condition, covenant or instrument to which it is a party or bound or to which its property is subject, or (iii) any statute, law, rule, regulation, judgment, order or decree of any court, regulatory body, administrative agency, governmental body, arbitrator or other governmental authority having jurisdiction over Active Subsea or any of its subsidiaries or any of either of their properties, as applicable, except, with respect to clause (ii) or (iii) above, for such breach, violation or default that could not reasonably be expected to have a Material Adverse Effect.
     9.10 No action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving Active Subsea or any of its subsidiaries or its or their property is pending or, to the best knowledge of Active Subsea, threatened.
     9.11 No consent, approval, authorization, filing with or order of any court or governmental agency or body is required for Active Subsea to enter into and consummate this Agreement, or otherwise in connection with the transactions contemplated herein.
     9.12 Active Subsea and its subsidiaries possess such permits, licenses, approvals, consents and other authorizations (collectively, “Governmental Licenses”) issued by the appropriate federal, state, local or foreign regulatory agencies or bodies necessary to conduct the business contemplated to be operated by them; all of the Governmental Licenses are valid and in full force and effect, except when the invalidity of such Governmental Licenses or the failure of such Governmental Licenses to be in full force and effect would not have a Material Adverse Effect; and neither Active Subsea nor any of its subsidiaries has received any notice of proceedings relating to the revocation or modification of any such Governmental Licenses which, singly or in the aggregate, if the subject of an unfavorable decision, ruling or finding, would reasonably be expected to result in a Material Adverse Effect.
     9.13 Active Subsea has not incurred any obligations or contingent obligations to brokers or similar parties in connection with the Offer.
     9.14 There have been no changes in the business, financial condition or prospects of Active Subsea since 30 June 2007 that, individually or in the aggregate, constitute a Material Adverse Effect. The parties agree that the term “Material Adverse Effect” shall include, without limitation, (i) a material breach under a material contract of Active Subsea, and (ii) the per vessel cost of modifications specified in Annex F, or any other modifications achieving similar stability for the Vessels that is approved by Det Norske Veritas and mutually acceptable to Active Subsea and Trico, exceeding US$750,000.
10. MATERIAL CHANGES
     Active Subsea shall promptly notify Trico orally and in writing in the event it experiences a Material Adverse Effect, and of any material governmental or third party complaints, investigations or hearings (or communications indicating that the same may be contemplated).

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11. NO SHOP UNDERTAKING
     11.1 Restrictions. Active Subsea agrees that it will not, will cause its subsidiaries not to, and will not authorize or knowingly permit any of its representatives to, prior to the termination of this Agreement: (i) solicit, initiate, encourage, induce or facilitate the making, submission or announcement of any Alternative Acquisition Proposal or take any action that could reasonably be expected to lead to an Alternative Acquisition Proposal; (ii) furnish any information regarding itself or its businesses and affiliates to any person in connection with or in response to an Alternative Acquisition Proposal or an inquiry or indication of interest that could reasonably be expected to lead to an Alternative Acquisition Proposal; (iii) engage in discussions or negotiations with any person with respect to any Alternative Acquisition Proposal; (iv) approve, endorse or recommend any Alternative Acquisition Proposal; or (v) enter into any letter of intent or similar document or any contract contemplating or otherwise relating to any Acquisition Transaction (other than a confidentiality agreement contemplated by Section 11.2 below).
     11.2 Permitted Discussions. Notwithstanding the provisions of Section 11.1, the parties agree that prior to the satisfaction of the Offer Conditions (as set forth in Section 2 of Annex C), Section 11.1 shall not prohibit Active Subsea from engaging in negotiations or discussions with, or furnish any information regarding itself or its respective businesses and affiliates to, any person that has made a bona fide unsolicited written Alternative Acquisition Proposal if: (i) neither Active Subsea nor any of its representatives have previously violated any of the restrictions set forth in Section 11.1; (ii) the board of directors of Active Subsea has determined that such Alternative Acquisition Proposal is a Superior Proposal; (iii) the board of directors of Active Subsea concludes in good faith, after having consulted with its outside legal counsel, that such action is required in order for the board of directors of Active Subsea to comply with its fiduciary obligations to its shareholders under applicable law; (iv) at least five (5) business days prior to furnishing any such nonpublic information to, or entering into discussions with, such person, Active Subsea gives Trico written notice of the identity of such person and the material terms of the offer and of Active Subsea’s intention to furnish nonpublic information to, or enter into discussions with, such person, and Active Subsea receives from such person an executed confidentiality agreement; and (v) at least five (5) business days prior to furnishing any such nonpublic information to such person, Active Subsea furnishes such nonpublic information to Trico (to the extent such nonpublic information has not been previously furnished by Active Subsea to Trico). Without limiting the generality of the foregoing, Active Subsea acknowledges and agrees that any violation of, or the taking of any action inconsistent with, any of the restrictions set forth in the preceding sentence by any of its respective representatives, shall be deemed to constitute a breach of Section 11.1 by Active Subsea.
     11.3 Notice. Active Subsea shall promptly (and in any case no later than 48 hours after receipt of any Alternative Acquisition Proposal, any inquiry or indication of interest that could reasonably be expected to lead to an Alternative Acquisition Proposal or any request for nonpublic information) advise Trico orally and in writing of any Alternative Acquisition Proposal, any inquiry or indication of interest that could lead to an Alternative Acquisition Proposal or any request for nonpublic information relating to Active Subsea (including the identity of the person (to the extent known) making or submitting such Alternative Acquisition Proposal, inquiry, indication of interest or request, and the terms thereof) that is made or

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submitted by any person. Further, Active Subsea shall provide Trico at least five (5) business days prior written notice of any meeting of Active Subsea’s board of directors to consider and determine whether such competing offer is a superior proposal. Until such date as Active Subsea’s board of directors determines that an Alternative Acquisition Proposal is a Superior Proposal, Active Subsea shall keep Trico fully and promptly informed with respect to the general status of any such Alternative Acquisition Proposal, inquiry, indication of interest or request and any material modification or proposed modification thereto.
     11.4 Termination of Existing Discussions. Active Subsea shall immediately terminate any discussions ongoing as of the date of this Agreement with any person that relate to any Alternative Acquisition Proposal.
     11.5 Waiver. Active Subsea agrees not to release or permit the release of any person from, or to waive or permit the waiver of any provision of, any confidentiality, “standstill” or similar agreement to which Active Subsea or its respective subsidiaries is a party, and will use its commercially reasonable efforts to enforce or cause to be enforced each such agreement at the request of Trico.
12. GOVERNING LAW
     This Agreement shall be governed by and construed in accordance with the laws of the Kingdom of Norway, without regard to its principles of conflicts of laws. Each party irrevocably and unconditionally consents and submits to the jurisdiction of the appropriate courts located in Oslo, Norway, for purposes of any action, suit or proceeding arising out of or relating to this Agreement.
13. PUBLIC ANNOUNCEMENTS
     Except as provided in Section 1.2, neither Trico, Active Subsea nor any of their respective affiliates shall issue or cause the publication of any press release or other public announcement with respect to the Offer, this Agreement or the other transactions contemplated hereby without the prior written consent of the other party, except as may be required by law or stock exchange regulation. Notwithstanding the foregoing, Trico shall, immediately upon satisfaction or waiver of the Offer Conditions, make a public announcement that the Offer will be completed and will set forth the date for the settlement of the Offer, which shall be not later than the later of (i) 26 November 2007 or (ii) the fifth business day after such public announcement.
14. NOTICES
     All notices and other communications hereunder shall be in writing and shall be deemed duly delivered (a) one business day after being sent for next business day delivery, fees prepaid, via a reputable nationwide overnight courier service (if dispatched in the United States for delivery in the United States) and five business days if dispatched for expedited international delivery via a reputable international courier service) or (b) on the date of confirmation of receipt (or, the first business day following such receipt if the date of such receipt is not a business day) of transmission by facsimile, in each case to the intended recipient as set forth below:

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(i)	if to Trico, to

Trico Marine Services, Inc.
3200 Southwest Freeway, Suite 2950
Houston, Texas 77007
USA
Facsimile: +1 (713) 780-0062
Attention: Joseph S. Compofelice, Chief Executive Officer

with a copy to:

Trico Marine Services, Inc.
3200 Southwest Freeway, Suite 2950
Houston, Texas 77007
USA
Facsimile: +1 (713) 780-0062
Attention: Rishi Varma, General Counsel

and

Kevin P. Lewis, Esq.
Vinson & Elkins LLP
1001 Fannin, Suite 2500
Houston, Texas 77002
Facsimile: +1 (713) 615-5967

(ii)	if to Active Subsea, to

Active Subsea ASA
Tollbugata 6
N-6002 Ålesund, Norway
Facsimile: +47 70 12 40 78
Attention: Robert Welsvik, Chief Executive Officer

with a copy to:

Ole-Reinhart Notø
Schjødt
Kongensgate 23
Postboks 996 Sentrum
6001 Ålesund, Norway
Facsimile: +47 70 10 77 01
Any party to this Agreement may give any notice or other communication hereunder using any other means (including personal delivery, messenger service, telex, ordinary mail or electronic mail), but no such notice or other communication shall be deemed to have been duly given

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unless and until it actually is received by the party for whom it is intended. Any party to this Agreement may change the address to which notices and other communications hereunder are to be delivered by giving the other parties to this Agreement notice in the manner herein set forth.
[SIGNATURE PAGE FOLLOWS]

Execution Version
     IN WITNESS WHEREOF, Trico and Active Subsea have executed this Agreement by authorized officers thereof as of the date first written above.

ACTIVE SUBSEA ASA
By:	/s/ Ole-Reinhart Notø
	Name:	Ole-Reinhart Notø
	Title:	Chairman

By:	/s/ Johan Hagenæs
	Name:	Johan Hagenæs
	Title:	Board Member

TRICO MARINE SERVICES, INC.
By:	/s/ Joseph S. Compofelice
	Name:	Joseph S. Compofelice
	Title:	Chief Executive Officer

Execution Version
ANNEX A
IRREVOCABLE ADVANCE ACCEPTANCE AND PROXY

To:	Trico Marine Services, Inc.
3200 Southwest Freeway
Suite 2950
Houston, Texas 77027

Attention:	Rishi Varma
General Counsel
IRREVOCABLE ADVANCE ACCEPTANCE OF A VOLUNTARY PUBLIC TENDER OFFER FOR THE SHARES IN ACTIVE SUBSEA ASA AND PROXY
1.	We have been informed that Trico Marine Services, Inc. (the “Offeror”) intends to make a voluntary public tender offer (the “Tender Offer”) for all of the issued and outstanding shares of Active Subsea (the “Active Subsea Shares”) at a price of NOK 22.50 per share, and warrants to purchase shares of Active Subsea (the “Active Subsea Warrants”) at a price of NOK 22.50 per warrant less the exercise price of the warrant. The Board of Directors of Active Subsea has agreed that it will recommend the Tender Offer. The Tender Offer will be subject to the following principal conditions (all of which may be waived by the Offeror):
(i)	Offeror receiving valid and unconditional acceptances of the Tender Offer which, together with the number of shares owned by Offeror and its subsidiaries (as defined in the Norwegian Public Limited Companies Act Section 1-3), represent more than 90% of Target’s shares and votes on a fully diluted basis taking into account inter alia all outstanding options and warrants;

(ii)	Offeror and Target having received necessary approvals and clearances (including by the expiration or early termination of any applicable regulatory review period) from required competition authorities and other applicable regulatory bodies on terms not materially unsatisfactory to Offeror;

(iii)	Offeror shall have received evidence, reasonably satisfactory to it, from the Tebma Shipyards Limited that all payments that are or have become due under the Vessel Construction Agreements have been made, and that no defaults or inchoate defaults have occurred and are continuing under the Vessel Construction Agreements;

(iv)	amendments to provide that the outstanding warrants to purchase shares of Active Subsea shall vest upon a change of control of Active Subsea (which the Offer will constitute, upon closing), and that they shall be assignable, shall have been adopted at an Extraordinary General Meeting of Active Subsea, and the warrants shall have been so amended;

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(v)	Offeror confirming that there are no material inaccuracies of representations or warranties made by Target in that certain Transaction Agreement between Offeror and Target (the “Transaction Agreement”), no material noncompliance with covenants made by Target in the Transaction Agreement and no legal challenges or impediments to the closing of the Offer and the acceptance by Offeror of the shares; and

(vi)	no material change in the capital structure of Target and its subsidiaries (taken as a whole), including but not limited to any merger, de-merger, issuance of shares or other financial instruments (other than by conversion of the outstanding options and warrants described in the Transaction Agreement) or any material adverse change in the funding, business, condition (financial or otherwise), operations and prospects of Target and its subsidiaries (taken as a whole), including but not limited to the sale or purchase of any substantial assets or shareholdings or other transactions or commitments of material significance for the nature or scope of its operations or the purchase or sale of the Target’s shares by Target and its subsidiaries (taken as a whole), having occurred after the date of the document for the Offer.
2.	I/we currently own the number of Active Subsea Shares and/or Active Subsea Warrants specified below. On the terms and conditions set out below, I/we hereby irrevocably undertake to the Offeror, to accept the Tender Offer in respect of the Active Subsea Shares and/or Active Subsea Warrants I/we currently own and any additional Active Subsea Shares and/or Active Subsea Warrants I/we may acquire prior to the completion of the Tender Offer. My/our acceptance in respect of the Warrants (if any) is subject to the extraordinary general meeting of Active Subsea having adopted the resolutions set forth in item 10 below.

3.	In the event that the offer price in the Tender Offer exceeds the offer price set out above or if the offer price is increased by the Offeror during the offer period, then this advance acceptance shall apply accordingly to the new and improved offer.

4.	Prior to the expiry of the offer period, I/we will duly complete and execute an acceptance form in the form attached to the offer document and submit such acceptance form to the Offeror or its agent in accordance with the terms of the offer document.

5.	During the term of this advance acceptance, I/we undertake not to sell, encumber, or in any other way restrain or give third parties options or other rights in or to, my/our Active Subsea Shares and/or Active Subsea Warrants.

6.	I/we confirm that my/our Active Subsea Shares and/or Active Subsea Warrants, at completion of the Tender Offer, will be transferred to the Offeror free from charges and encumbrances and together with all rights attaching thereto.

7.	I/we accept that this advance acceptance, including its terms and conditions and my/our name is made public in the offer document and/or other documents prepared in connection with the Tender Offer.

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8.	This advance acceptance shall terminate if the Tender Offer has not been completed at or prior to 23:59 (CET) on the Termination Date (as such date is defined in the Transaction Agreement).

9.	I/we shall maintain, to the extent permitted under applicable law, my/our rights as shareholder in Active Subsea, including voting rights, until all conditions under the Tender Offer have been fulfilled or waived.

10.	By signing this Acceptance Form and Proxy, I/we grant the Offeror an irrevocable proxy to meet and vote on my/our behalf at Active Subsea’s extraordinary general meeting to be held on or about the Expiration Date (as such term is defined in the offer document) on the amendments to provide that the Warrants shall vest upon a change of control of Active Subsea (which the Offer will constitute, upon closing) and that the Warrants shall be assignable.

11.	Irrespective of this advance acceptance, I/we shall be entitled to accept any competing offer made for my/our Active Subsea Shares and/or Active Subsea Warrants on conditions more favourable from a financial point of view than the Tender Offer, however only if the Offeror has not, prior to the last day of the acceptance period of the competing offer, improved the Tender Offer or put forward a new offer on conditions at least matching the terms of the competing offer.

12.	This advance acceptance is governed by Norwegian law. Any dispute in connection with this advance acceptance shall be settled by Oslo City Court in the first instance.
* * *

Execution Version
     IN WITNESS WHEREOF, the undersigned has the authority to execute, and has executed, this Agreement as of the date written below.

Name:

Address:

Fax Number:

Place and date:

Number of Active Subsea Shares held (if any):

Number of Active Subsea Warrants held (if any):

Execution Version
ANNEX B
Trico to Launch an Offer for All Shares of Active Subsea ASA
•	Trico to offer to acquire outstanding shares of Active Subsea for NOK 22.50 per share

•	Active Subsea board and senior management recommend offer to shareholders
Houston, US and Ålesund, Norway — November 5, 2007
Trico Marine Services, Inc. (Nasdaq: TRMA) (“Trico”) and Active Subsea ASA (NOTC: ASUB) (“Active Subsea”) today announced that Trico intends to make a voluntary offer for all outstanding shares and warrants of Active Subsea. The offer price per share of Active Subsea will be NOK 22.50 paid in cash. The offer values Active Subsea’s equity at approximately NOK 1.31 billion (approximately US$242 million at exchange rates as of November 2, 2007). The board of directors of Active Subsea believes that it is in the best interests of the company’s shareholders to support the offer. All board members in Active Subsea have pre-accepted the offer for the shares they hold in Active Subsea, including options and warrants. The transaction is expected to be completed in the fourth quarter of 2007 and is subject to regulatory and other customary approvals, as well as to Trico receiving valid and unconditional acceptances of the offer from shareholders representing more than 90% of the outstanding shares of Active Subsea.
Active Subsea ASA is a marine supply services company based in Ålesund, Norway with eight medium-sized VS 470 multi-purpose service vessels (“MPSVs”) on order for delivery beginning in 1Q08 through 1Q09. Active Subsea’s vessels are designed to support subsea services, including performing inspection, maintenance and repair work using remotely operated vessels (“ROVs”), dive and seismic support and light construction activities. Active Subsea has already secured three long-term contracts with customers for operations in Brazil and Mexico.
Trico believes the acquisition will provide the following benefits:
•	expands Trico’s ability to offer subsea services with the addition of a fleet of eight versatile vessels, doubling the number of vessels in its fleet capable of such activities,

•	advances Trico’s newbuild program, with 11 DP 2 vessels now scheduled for delivery in 2008 and 2009

•	leverages Trico’s global footprint in growth markets and broadens Trico’s customer base to include subsea service and construction companies,

•	provides opportunities to secure long-term contracts, enhancing earnings stability, and

•	maintains Trico’s financial strength.
Joe S. Compofelice, Chairman and Chief Executive Officer of Trico, stated, “We are extremely excited about this transaction as it is consistent with both the strategic and capital deployment

Execution Version
objectives that Trico has outlined for investors over the past several months. By adding Active Subsea’s versatile VS 470 MPSVs to our fleet, we are able to offer our customers vessels suited for a broad array of subsea services. We will become one of the largest operators of new MPSVs for the growing subsea market. This transaction enhances our newbuild program by providing for near-term deliveries which accelerates cash flow from the vessels and provides an advantage in securing customer contracts. Additionally, this transaction will allow us to further leverage our unique global presence by offering these vessels, which are attractive to customers in each of our international markets. With the acquisition of Active Subsea, we will establish a new division, Trico Subsea, which will be focused on marketing and operating these vessels as well as other vessels in our fleet that are capable of serving the subsea market.”
Robert Welsvik, Chief Executive Officer of Active Subsea, stated, “We believe this transaction recognizes the strategic value of our vessels and represents a fair price for our shareholders. We are pleased to see Active Subsea become the centerpiece of Trico Subsea, and believe that Trico’s global presence and operating expertise will lead to great success in the placement and operations of the vessels.”
Johan Hagenaes, Director of Active Subsea, added, “As a board member and significant shareholder, I believe Trico’s offer reflects fair value and will provide all of Active Subsea’s shareholders with an excellent return on their investment. As a founder of Active Subsea and long-time participant in the offshore industry, I am excited that these vessels will be placed into Trico’s global network and capable hands for the benefit of our customers. I believe that Trico Subsea is an excellent successor to build upon the foundations that Robert, I and others at Active Subsea have created.”
Following the transaction, management of Active Subsea will continue to supervise the construction of the vessels and participate in marketing efforts for a transition period.
Transaction Details
Trico Marine Services, Inc. intends to make a voluntary offer for all outstanding shares in Active Subsea ASA. The offer is expected to be initiated not later than November 8, 2007. The offer price will be NOK 22.50 per share in cash. This represents a premium of 46% to the average volume weighted share price over the last 30 days and a premium of 38% over the last closing price. The offer values Active Subsea’s equity, including shares and warrants, at NOK 1.31 billion.
As of this evening, Trico had received irrevocable pre-acceptances of the offer for • million shares in Active Subsea, representing •% of all shares and votes outstanding. Trico owns no shares in Active Subsea.
The offer is conditional upon the tender of 90% of Active Subsea’s shares, obtaining regulatory approvals, the continued compliance with representations, warranties and covenants made by Active Subsea to Trico, the approval of resolutions relating to the transaction at an extraordinary general meeting of Active Subsea’s shareholders, and no material adverse change in Active Subsea. The details of the offer including the offer period will be described in the offer document that will be sent out via ordinary mail to all shareholders of Active Subsea.

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The board of directors of Active Subsea believes that it is in the best interests of the company’s shareholders to support the offer. A formal board statement recommending the offer will be made at a later date. All board members of Active Subsea holding shares and warrants have pre-accepted the offer for the shares and warrants they hold in Active Subsea.
Advisors
Lazard Frères & Co LLC acted as financial advisor and Vinson & Elkins LLP and Thommessen Krefting Greve Lund AS acted as legal advisors to Trico for this transaction. Schjødt acted as legal advisor to Active Subsea for this transaction. Fond & Finans will be acting as receiving agent in connection with the tender offer.
Conference Call
Trico will hold a conference call at 7:30 a.m. Central Standard Time, on November 6, 2007 to discuss the details of the transaction. Presentation materials can be accessed at the Investor Relations page of Trico’s website at http://www.tricomarine.com. The call will be accessible to the public by telephone. To participate by telephone, dial (888) 663-2235 (U.S.) or +1 (913) 312-0851 (International), passcode 5940332.
About Trico Marine Services, Inc.
Trico provides a broad range of marine support services to the oil and gas industry, primarily in the North Sea, Gulf of Mexico, West Africa, Mexico, Brazil and Southeast Asia (through its joint venture). The services provided by the Company’s diversified fleet of vessels include the transportation of drilling materials, supplies and crews to drilling rigs and other offshore facilities; towing drilling rigs and equipment from one location to another; and support for the construction, installation, repair and maintenance of offshore facilities. Using its larger and more sophisticated vessels, Trico provides marine support services for many subsea applications, including ROVs (remotely operated vehicles), sea floor cable laying and trenching services. Trico is headquartered in Houston, Texas.
About Active Subsea ASA
Active Subsea ASA is the group head of the marine support services company Active Subsea AS. Active Subsea AS, a 100% subsidiary of Active Subsea ASA, is a marine support services company offering offshore vessels and services to the offshore oil and service industry worldwide. Active Subsea’s vessels are particularly suited for Inspection Maintenance and Repair (IMR) using ROVs, and are also prepared for easy conversion to modern PSV vessels. The vessels, when delivered, will be equipped with attractive features including DP2, FiFi I, Clean, Comfort (V3) and NAUT-OSV, offering safe and comfortable working conditions for marine crew, clients and service personnel.
Forward-looking Statements
Certain statements in this press release that are not historical fact may be forward-looking statements, which are subject to safe harbors created under the U.S. federal securities laws. Actual events may differ materially from those projected in any forward-looking statement.

Execution Version
There are a number of important factors involving risks and uncertainties beyond the control of Trico that could cause actual events to differ materially from those expressed or implied by such forward-looking statements. Specific factors which could cause such material differences include, among other things, successful outcome of the offer process for the Active Subsea shares. A description of risks and uncertainties relating to Trico Marine Services, Inc. and its industry and other factors, which could affect Trico’s results of operations or financial condition, are included in the Trico’s U.S. Securities and Exchange Commission filings. All financials for Active Subsea are based on international financial reporting standards, and a U.S. GAAP reconciliation is not available at this time. The statements in this presentation that use such words as “believe,” “expect,” “intend,” “anticipate,” “contemplate,” “estimate,” or “plan,” or similar expressions are also forward-looking statements. The above listing of factors is representative and is not intended as an all-encompassing list of such factors. We disclaim any obligation to update forward-looking statements, whether as a result of new information, future events or otherwise.
-ends-
For information:
Trico:
Geoff A. Jones
Vice President and Chief Financial Officer
+1 (713) 780-9926
Active Subsea:
Robert Welsvik
Chief Executive Officer
+47 70 12 40 78
or
Johan Hagenæs
Director
+47 70 12 40 78

Execution Version
ANNEX C
1. The Offer
          (a) The Offer will be made and delivered to Active Subsea’s shareholders as soon as practicable, which is expected to be on or about 8 November 2007.
          (b) The Offer period under the Offer shall be twelve (12) calendar days after its commencement (the “Offer Period”). The Offer Period may be extended by Trico from time to time, until such time as all of the Offer Conditions have been satisfied; provided, however such extension shall not be made to a date later than two weeks prior to the Termination Date.
          (c) The acceptances from Active Subsea’s shareholders shall cease to be valid and binding if Trico has not, by no later than the Termination Date, made a public announcement that the Offer Conditions have been satisfied or waived (the “Closing Announcement”).
          (d) Settlement under the Offer will be available to Active Subsea’s shareholders on a date not later than the later of (i) 26 November 2007 or (ii) the fifth business day after the Closing Announcement.
2. Conditions to Closing of the Offer
The acquisition of Active Subsea’s shares pursuant to the Offer is subject to the satisfaction of all the conditions which are set out below:
          (a) Trico receives valid and unconditional acceptances of the Offer which, together with the number of shares owned by Trico and its subsidiaries (as defined in the Norwegian Public Limited Companies Act Section 1-3), represent more than 90% of Active Subsea’s shares and votes on a fully diluted basis taking into account inter alia all outstanding options and warrants;
          (b) Trico and Active Subsea receive necessary consents, approvals and clearances (including by the expiration or early termination of any applicable regulatory review period) from required competition authorities and other applicable regulatory bodies on terms not materially unsatisfactory to Trico;
          (c) Trico shall have received evidence, reasonably satisfactory to Trico, from the Tebma Shipyards Limited that all payments that are or have become due under the Vessel Construction Agreements have been made, and that no defaults or inchoate defaults have occurred and are continuing under the Vessel Construction Agreements;
          (d) amendments to provide that the outstanding warrants to purchase shares of Active Subsea shall vest upon a change of control of Active Subsea (which the Offer will constitute, upon closing), and that they shall be assignable, shall have been adopted at the EGM, and the warrants shall have been so amended;
          (e) Trico confirming that there are no material inaccuracies of representations or warranties made by Active Subsea in that certain transaction agreement entered into with

Execution Version
Trico (the “Transaction Agreement”), no material noncompliance with covenants or undertakings made by Active Subsea in the Transaction Agreement, and no legal challenges or impediments to the closing of the Offer and the acceptance by Trico of the shares tendered in the Offer; and
          (f) no material change in the capital structure of Active Subsea and its subsidiaries (taken as a whole), including but not limited to any merger, de-merger, issuance of shares or other financial instruments (other than by conversion of the outstanding options and warrants to purchase shares of common stock of Active Subsea) or any material adverse change in the funding, business, condition (financial or otherwise), operations or prospects of Active Subsea and its subsidiaries (taken as a whole), including but not limited to the sale or purchase of any substantial assets or shareholdings or other transactions or commitments of material significance for the nature or scope of its operations or the purchase or sale of Active Subsea’s shares by Active Subsea and its subsidiaries (taken as a whole), having occurred after the date of the document for the Offer.
If all conditions mentioned directly above are met on or before the Termination Date, the Offer is binding for Trico. Trico reserves the right, either in whole or in part and in its sole discretion, at any time to waive one or more of the conditions to the Offer set out above.
Notification on whether the conditions have been met or waived will be made by Trico as soon as possible to the Active Subsea’s shareholders in accordance with Section 2.10.1 of the Offer Document, and in no case later than the Payment Date (as defined in the Offer Document).

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ANNEX D
Trico Marine Services, Inc.
3200 Southwest Freeway
Suite 2950
Houston, Texas 77027
J. Hagenæs Shipping AS
Tollbugata 6
N-6002 Ålesund, Norway
5 November 2007
Dear Sirs,
Reference is made to the Transaction Agreement by and between Active Subsea ASA (“Active Subsea”) and Trico Marine Services, Inc. (“Trico”) dated the date hereof (the “Transaction Agreement”). This letter is to confirm our agreement with regard to certain actions that J. Hagenæs Shipping AS (“Hagenæs”) and Trico agree to take in connection with the Offer (as defined in the Transaction Agreement). The parties acknowledge that the execution of this letter agreement is a condition to the commencement of the Offer. Hagenæs and Trico agree as follows:
1. Hagenæs agrees to comply, and to instruct Active Ship Management to comply, with the covenants and agreements set forth in Articles 8, 10, 11 and 13 of the Transaction Agreement (it being understood that such covenants and agreements shall continue until the closing of the Offer), as if such entities were a party to the Transaction Agreement, and to cause Active Subsea to comply with the covenants set forth in Articles 8, 10, 11 and 13.
2. Hagenæs agrees to instruct Active Ship Management to perform its obligations under each contract to which it is a party with or on behalf of Active Subsea, for so long as such contract shall be in effect.
3. Hagenæs agrees to instruct Active Ship Management to permit one or more Trico representatives to accompany personnel of Active Ship Management in, and to be included in, the performance of their duties with respect to Active Subsea and its affiliates, for so long as Active Ship Management’s management contract with Active Subsea shall be in effect.
The obligations of Hagenæs pursuant to items 1, 2 and 3 of this Annex D to instruct Active Ship Management do not constitute guarantees of performance by Hagenæs. By executing this Annex D, Hagenæs does not undertake the obligations of Active Ship Management.
4. Conditioned upon the closing of the Offer, and effective upon the closing of the Offer, Hagenæs hereby:

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(i)	assigns to Active Subsea or Trico, at Trico’s discretion, the project management agreement between Nordic Maritime Pte. Ltd. and J. Hagenæs Shipping AS, and agrees to support Trico in negotiating an amendment to extend such agreement for a period lasting until the 90th day after the Successful Delivery to Active Subsea of the last Vessel to be delivered;

(ii)	assigns such other agreements between Hagenæs and third parties primarily relating to Active Subsea and/or the Vessels as shall have been entered into by Hagenæs in connection with its role as project manager; and

(iii)	agrees to amend the Commercial Management Agreement between J. Hagenæs Shipping AS (and/or Active Ship Management as successor thereto) and Active Subsea so that such agreement may be terminated by Active Ship Management, Active Subsea or Trico on 90 days’ prior written notice, and such agreement is, subject to the condition referenced above, hereby amended.
5. Conditioned upon the closing of the Offer, and effective upon the closing of the Offer, Active Subsea hereby assigns to Hagenæs all intellectual property rights it has, if any, in the name “Active Subsea.”
* * *

Execution Version
If the foregoing terms are acceptable to you, please sign a copy of this letter in the space indicated below and return it to Trico.
Sincerely,
Trico Marine Services, Inc.

By:

Name:
Title:
AGREED AND ACCEPTED:
J. Hagenæs Shipping AS

By:

Name:
Title:

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ANNEX E
LIST OF MATERIAL CONTRACTS
Contracts to which Active Subsea is a Party
Management Agreements
1.	General Management Agreement between Active Subsea AS and J. Hagenæs Shipping AS, dated March 1, 2007

2.	Agreement between Active Subsea AS and Skipsaksjeselskapet Sunnmøre Rederi AS, dated October 25, 2006
Option Agreements
1.	Option Agreement between Active Subsea ASA and Safe Offshore AS, undated, 2007

2.	Option Agreement between Active Subsea ASA and Albert Gjørtz, dated August 29, 2007

3.	Option Agreement between Active Subsea ASA and Geir Tore Hjelle, dated August 29, 2007

4.	Option Agreement between Active Subsea ASA and Kåre Jostein Larsen, dated August 29, 2007
Vessel Construction Agreements
1.	Standard Form Building Contract 2000 between Active Subsea AS and Tebma Shipyards Limited for One VS 470 MPSV Builder’s Hull No. 128, dated December 18, 2006, as amended by letter dated December 28, 2006

2.	Standard Form Building Contract 2000 between Active Subsea AS and Tebma Shipyards Limited for One VS 470 MPSV Builder’s Hull No. 129, dated December 18, 2006, as amended by letter dated December 28, 2006
Vessel Charter Agreements
1.	BIMCO Time Charter Party for Offshore Service Vessels SUPPLYTIME 2005 between Active Subsea AS and DeepOcean Shipping AS, dated August 7, 2007

2.	BIMCO Standard Bareboat Charter BARECON 2001 between Active Subsea AS and DeepOcean Shipping AS, dated August 9, 2007

3.	BIMCO Standard Bareboat Charter BARECON 2001 between Active Subsea AS and Maritima De Ecologia, dated July 2007
Other
1.	Employment Contract for the Position of Technical Officer between Active Subsea Management AS and Kåre Jostein Larsen dated March 29, 2007

2.	Contract-Coupling between Active Subsea AS and East Asia Energy Pte. Ltd., dated December 11, 2006, relating to Contract between Nordic Maritime Pte. Ltd. and East Asia Energy Pte. Ltd.

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3.	Purchase contract [thrusters] between Nordic Maritime Pte. Ltd. and Kawasaki Heavy Industries, Ltd., dated August 23, 2006, assigned to Active Subsea AS pursuant to Novation Agreement between Active Subsea AS, Nordic Maritime Pte. Ltd., Kawasaki Heavy Industries Ltd., Japan and J. Hagenæs Shipping AS, dated December 18, 2006

4.	Contract [shaft alternators] between Nordic Maritime Pte. Ltd. and East Asia Energy Pte. Ltd., dated August 14, 2006, assigned to Active Subsea AS pursuant to Novation Agreement between Active Subsea AS, Nordic Maritime Ltd., East Asia Energy Pte. Ltd. and J. Hagenæs Shipping AS, last dated December 18, 2006

5.	Contract No. 12316 between TTS Marine Cranes AS and Active Subsea AS, executed by TTS on July 19, 2007

6.	Agreement between Active Ship Management AS and Safe Offshore AS, dated September 18, 2007

7.	Refund Guarantees re: Tebma Shipyard Limited
•	Reference No. 2074107FG0000060 issued by State Bank of Hyderabad, Mumbai on 9/18/2007

•	Reference No. 2074107FG0000061 issued by State Bank of Hyderabad, Mumbai on 9/18/2007

•	Reference No. 0505607FG0000792 issued by State Bank of India, Calcutta on 9/12/2007

•	Reference No. 0505607FG0000793 issued by State Bank of India, Calcutta on 9/12/2007

•	Reference No. 0661606FG0307261 issued by State Bank of India on 9/6/2006

•	Reference No. 0505607FG0000567 issued by State Bank of India on 7/25/2007

•	Reference No. 0505607FG0000553 issued by State Bank of India, Calcutta on 7/19/2007

•	Reference No. 0505607FG0000554 issued by State Bank of India, Calcutta on 7/19/2007

•	Reference No. 100BGZ0700183 issued by YES Bank Ltd. on 7/7/2007

•	Reference No. 2007005FBGA0004 issued by Industrial Development Bank of India on 7/5/2007

•	Reference No. 009BG00030607 issued by ICIC Bank, Mumbai on 5/8/2007

•	Reference No. 2007005FBGA0003 issued by Industrial Development Bank of India on 5/8/2007

•	Reference No. GU-623319 issued by State Bank of India, Chennai on 5/3/2007

•	Reference No. 0661606FG0307262 issued by State Bank of India, Calcutta on 9/6/2006

•	Reference No. 0661606FG0307263 issued by State Bank of India, Calcutta on 9/6/2006

•	Reference No. 0661606FG0307264 issued by State Bank of India, Calcutta on 9/6/2006

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Contracts to be Assigned to Active Subsea
Vessel Construction Agreements, assigned by Tebma Shipyards Limited to Active Subsea according to statement of acceptance issued by Tebma Shipyards Limited dated December 6, 2006.
1.	Standard Form Building Contract 2000 between J. Hagenæs Shipping AS and Tebma Shipyards Limited for One VS 470 MPSV Builder’s Hull No. 116, dated August 25, 2006

2.	Standard Form Building Contract 2000 between J. Hagenæs Shipping AS and Tebma Shipyards Limited for One VS 470 MPSV Builder’s Hull No. 117, dated August 25, 2006

3.	Standard Form Building Contract 2000 between J. Hagenæs Shipping AS and Tebma Shipyards Limited for One VS 470 MPSV Builder’s Hull No. 118, dated August 25, 2006

4.	Standard Form Building Contract 2000 between J. Hagenæs Shipping AS and Tebma Shipyards Limited for One VS 470 MPSV Builder’s Hull No. 119, dated August 25, 2006

5.	Standard Form Building Contract 2000 between J. Hagenæs Shipping AS and Tebma Shipyards Limited for One VS 470 MPSV Builder’s Hull No. 120, dated August 25, 2006

6.	Standard Form Building Contract 2000 between J. Hagenæs Shipping AS and Tebma Shipyards Limited for One VS 470 MPSV Builder’s Hull No. 121, dated August 25, 2006
Agreements with Nordic Maritime Pte.
1.	New Building Project Management Contract between J. Hagenæs Shipping AS and Nordic Maritime Pte. Ltd., dated August 28, 2006, relating to shipbuilding contracts between J. Hagenæs and Tebma and Vik-Sandvik and Tebma

2.	Agreement between J. Hagenæs Shipping AS and Nordic Maritime Pte. Ltd., signed per fax August 10, 2006, relating to shipbuilding contracts between J. Hagenæs Shipping AS and Tebma and Vik-Sandvik and Tebma
Other
1.	Side Letter between Vik-Sandvik AS and J. Hagenæs Shipping AS dated August 26, 2006, relating to Contract between Tebma Shipyards Ltd. and Vik-Sandvik AS dated August 25, 2006

2.	Supply Agreement [propulsion packages] between Nordic Maritime Pte. Ltd. and Hyundai Heavy Industries Co., Ltd. dated August 17, 2006, novated to J. Hagenæs Shipping AS

3.	Purchase and Sales Agreement [deck machinery] between Nordic Maritime Pte. Ltd and Plimsoll Corporation Pte. Ltd., dated August 17, 2006, novated to J. Hagenæs Shipping AS

4.	Contract C2006-418 [dynamic positioning systems] between Nordic Maritime Pte. Ltd. and Kongsberg Maritime Pte. Ltd. dated August 15, 2006, novated to J. Hagenæs Shipping AS

5.	Contract [generator sets] between Nordic Maritime Pte. Ltd. and East Asia Energy Pte. Ltd., dated August 14, 2006, novated to J. Hagenæs Shipping AS

6.	Contract between Nordic Maritime Pte. Ltd. and Berg Propulsion Asia Pte. Ltd. [propeller equipment] dated August 9, 2006, novated to J. Hagenæs Shipping AS

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ANNEX F
VESSEL MODIFICATION SPECIFICATIONS
SPECIFICATION FOR MODIFICATIONS
FOR
VS 470 MPSV

VS o.no. 3703	Page 1 of 3

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1.	GENERAL
The Vessel is under construction at TEBMA SHIPYARD LTD., India.
To improve the stability margin in connection with installing of a 60 tonn offshore crane, some modification need to be done.
This specification describe the actual modifications.
2.	MODIFICATIONS
2.1	Adding fix ballast

2.2	Divided tank no. 814

2.3	Built in buoyancy volume stern tank

2.4	Connect Liquid mud tanks to water ballast system

2.5	Modification of crane pedestal
2.1	Adding fix ballast
200 MT of fix steel bars ballast shall be stored into the bottom of fuel oil tanks no. 401 and no. 501. The ballast shall be cleaned and welded to the stiffeners and bulkheads in the tanks.
2.2	Divided tank no. 814
Fresh water tank no. 814 shall be divided with centre bulkhead.
The new bulkhead shall be coated as fresh water tank.

One (1) new suction pipe connected with remote operated valve of the existing freshwater pipe.

One (1) remote operated valve on the existing fresh water pipe to the tank. There are already two (2) vent pipes, one (1) each side, so no new vent pipes to be made.

One (1) remote sounding system shall be arranged to one of the tank. The existing sounding to be used for the other tank.

One (1) additional manhole to one of the tank.
2.3	Built in buoyancy volume stern tank
Buoyancy volume shall be arranged PS and SB side, 1st deck and mezzanine deck from frame 46 to frame 67. The width of the buoyancy volume shall be from ships side to cargo rail.

VS o.no. 3703	Page 2 of 3

Execution Version
Water tight doors in forward and aft bulkheads.
The buoyancy volume shall be watertight.
Cargo rail and openings in ships sides shall be closed.
Light shall be arranged inside the buoyancy rooms.
Doors in bulwarks shall be moved to aft frame 46.
Openings for cargo fittings in cargo rail shall be closed.
Necessary pockets for use of the fitting shall be arranged.
A ventilation inlet with watertight hatch in bulkhead frame 67 PS and SB.
Fear leads shall be moved to aft of frame 46.
Pipes and cables shall have watertight penetrations through the bulkheads.
Buoyancy room shall be painted as superstructure.
2.4	CONNECT LIQUID MUD TANKS TO WATER BALLAST SYSTEM
All Liquid mud tanks, ten (10), shall be connected to the remote operated water ballast system.
Suit blind flange shall be mounted on all tanks connections.
It shall be possible to transfer water ballast between the tanks and to fill the tank from sea or empty the tanks overboard.
2.5	MODIFICATION OF CRANE PEDESTAL
The crane pedestal shall be extended on the top with approx. 600 mm.

VS o.no. 3703	Page 3 of 3